[Willkie Farr & Gallagher LLP Letterhead]


May 5, 2009



VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:     RenaissanceRe Holdings Ltd.
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed February 20, 2009
        File No. 001-14428

Dear Mr. Rosenberg:

     On behalf of RenaissanceRe Holdings Ltd. (the "Company"), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated April 23, 2009 (the "Comment Letter") relating to the above-referenced filing. We are working expeditiously to respond to the Comment Letter. We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before May 18, 2009. Please do not hesitate to contact me at 212-728-8736 with any concerns you may have regarding the timetable described above. Thank you for your consideration.


Very truly yours,

/s/ Robert B. Stebbins

Robert B. Stebbins





cc:     Dana Hartz
        Donald Abbott
        Fred R. Donner
        Mark A. Wilcox
        Stephen H. Weinstein, Esq.